RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

RECEIVED
2004 JUN -3 A 8:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 June 2004

04030579

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to Joint Venture Agreement between Genting Irama Sdn Bhd and INTI Higher Learning Centre Sdn Bhd for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

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Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Exemption No. 82-3229

Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **02/06/2004 04:12:57 PM**
Submitted by **RESORTS WORLD** on **02/06/2004 05:02:40 PM**
Reference No **RW-040602-D208E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RWB")
- JOINT VENTURE AGREEMENT BETWEEN GENTING IRAMA SDN BHD AND INTI HIGHER LEARNING CENTRE SDN BHD

* **Contents :-**

1. INTRODUCTION

The Company wishes to announce that Genting Irama Sdn Bhd ("GISB"), a wholly-owned subsidiary of the Company, has on 2 June 2004 entered into a Joint Venture Agreement ("JVA") with INTI Higher Learning Centre Sdn Bhd ("IHLC"), to establish a joint venture company for the purpose of operating a college to be named Kolej Antarabangsa Genting INTI, to offer tertiary and vocational education for the tourism, leisure and hospitality industry.

Genting Centre of Excellence Sdn Bhd ("GCESB"), a 70% owned subsidiary of the Company is currently operating a college, known as Kolej Antarabangsa Genting (" KAG"), which offers the said courses under an education licence issued by the Ministry of Education pursuant to the Private Higher Educational Institutions Act 1996 (" Education Licence"). Under the JVA, the Education Licence will be transferred to the joint venture company and the name of KAG will be changed to Kolej Antarabangsa Genting INTI.

2. DETAILS OF THE JOINT-VENTURE AGREEMENT

Under the JVA, a joint venture company will be incorporated in the name of Genting INTI Education Sdn Bhd, or any other name as may be agreed upon between GISB and IHLC, subject to the approval of the Companies Commission of Malaysia ("JV Company").

The proposed JV Company will have an initial issued and paid-up share capital of RM200,000 ordinary shares of RM1 each ("Shares"), of which 100,000 Shares shall be held by GISB and the other 100,000 Shares by IHLC. Upon the fulfillment of the final conditions precedent, its issued and paid-up share capital shall be increased to RM3,000,000 to be participated equally by GISB and IHLC.

The JVA is conditional upon the fulfillment of the following conditions precedent, within nine (9) months from the date of the JVA with an automatic extension for a further period of three (3) months or such other date as may be mutually agreed in writing between GISB and IHLC:

(a) GISB, successfully procuring the transfer of the Education Licence to the JV Company;

(b) GISB successfully procuring the assignment of the tenancy agreement in respect of the premise currently occupied by KAG to the JV Company, on existing terms and conditions;

(c) the approval of the shareholders of GISB and IHLC (if required); and

(d) the approvals and consent of the relevant authorities or other relevant bodies (if required).

Upon the fulfillment of the final conditions precedent, the name of KAG will be changed to Kolej Antarabangsa Genting INTI.

Upon the incorporation of the JV Company and upon fulfillment of the aforesaid conditions precedent, GISB and IHLC shall jointly procure the Board of the JV Company to pass a resolution authorising the JV Company to enter into the Assets Sale Agreement with GCESB to acquire the Operating Assets of GCESB.

3. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Tan Sri Alwi Jantan who is the Executive Director of RWB is also a director of GISB; and a director and shareholder of GCESB. As such, Tan Sri Alwi Jantan is deemed to be interested in the Joint Venture Agreement.

Saved as mentioned above, none of the other Directors or substantial shareholders of RWB has any interest, direct or indirect, in the Joint Venture Agreement.

Your faithfully
RESORTS WORLD BHD

TAN WOOI MENG
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the

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